EXHIBIT 2.1


                              ACQUISITION AGREEMENT


         THIS ACQUISITION AGREEMENT (the "Agreement") is made this 29th day of April, 1998, by and between ZECAL, INC. a corporation incorporated under the laws of the State of New York, with its principal place of business at 456 N. Sanford Road, Churchville, New York (hereinafter referred to as "Seller"), and ZECAL CORP., a corporation incorporated under the laws of the State of Delaware, with a place of business at 48700 Structural Drive, Chesterfield, Michigan 48051 (hereinafter referred to as "Buyer").

                                    RECITALS:

         A. Seller is engaged, at its facility at 456 N. Sanford Road, Churchville, New York, in the manufacture, assembly and sale of circuit boards ("Business").

         B. Upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell to the Buyer and Buyer desires to purchase from Seller various assets associated with Seller's Business;

         Therefore, in consideration of the mutual promises and mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:


1        Acquisition of Assets.

         1.1 Purchase and Sales of Assets. Seller hereby sells, conveys, transfers, assigns and delivers to Buyer, and Buyer hereby buys and acquires from Seller, all of Seller's right, title and interest in and to the Assets (as defined in Section 1.2).

         1.2 Definition of Assets. For purposes of this Agreement, and except as provided in Section 1.4 below, the " Assets" means and includes the assets, properties and rights of Seller which, as of the Closing Date, Seller owns or has a right to use and are used exclusively in the Business. The Assets include the following:

                  1.2.1 Real Property Leases and Leasehold Improvements. All real property leases and leasehold improvements located thereon as listed in
Schedule 1.2.1 (the "Real Property Leases"). Seller owns and holds no interest in any real property other than the Real Property Leases listed in Schedule 1.2.1.

                  1.2.2 Tangible Personal Property. All machinery, equipment, tools, fixtures and other tangible personal property listed in Schedule 1.2.2(a), (the "Equipment"). The Equipment does not include any customer or supplier owned tooling or equipment listed in Schedule 1.2.2(b).

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                  1.2.3 Inventories. All inventories of raw materials, operating supplies, packaging materials, component parts, replacement and spare parts, work in process and finished goods (the "Inventories").

                  1.2.4 Purchase Contract and Supplier List. All of Seller's rights in and to contracts made or orders given by Seller (the "Purchase Contracts"),and a list of suppliers relating to the purchase of materials, utilities, chemicals, parts, supplies and commodities for use in the Business, all as listed in Schedule 1.2.4.

                  1.2.5 Sales Contracts. All of Seller's rights in and to contracts made or orders given to Seller (the "Sales Contracts") listed in
Schedule 1.2.5 for the sale of products manufactured or services delivered by the Business (" Products").

                  1.2.6 Other Contracts. All of Seller's rights in and to those contracts, licenses, manufacturer's representative agreements or other agreements listed on Schedule 1.2.6 to which Seller is a party and entered into for the benefit of the Business (the "Other Contracts," and all the Purchase Contracts, Sales Contracts and Other Contracts are hereinafter collectively referred to as the "Assigned Contracts").

                  1.2.7 Employment Contracts. Subject to Section 2.6.6.2, all of Seller's rights in and to employment contracts as listed in Schedule 1.2.7.

                  1.2.8 Permits. All permits, approvals and qualifications, to the extent legally transferable, which have been issued to Seller by any state or local governmental agency and relate to the conduct of the Business and listed in Schedule 1.2.8. Buyer shall be responsible for the proper transfer of all existing facility permits, including without limitation all air use and hazardous waste generation permits and notifications to the extent required by New York law.

                  1.2.9 Personal Property Leases. Subject to the provisions of
Section 1.3, Seller shall assign to Buyer all leases for machinery, equipment and other tangible personal property leased from third persons and used exclusively in the Business and listed in Schedule 1.2.9 (the "Personal Property Leases").

                  1.2.10 Books and Records. Except as provided in Section 1.4.3 books and records, files and other documents (including such items recorded on computer storage media) used exclusively in the ongoing operation of the Business and access to all other books, records, files and other documents which may be necessary to such ongoing operations for the purpose of copying such materials on reasonable notice to Seller by Buyer.

                  1.2.11 Intellectual Property Rights. All the following intellectual property rights exclusively used in the Business (the "Intellectual Property Rights"), all of which are listed on Schedule 1.2.11.

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                           1.2.11.1 inventions, patents, patent applications and
patent rights, trademarks, service marks, trade names, copyrights, symbols and logos;

                           1.2.11.2 licenses to Seller under any patents,
copyrights, trade secrets or other proprietary rights;

                           1.2.11.3 computer data used in the Business,
including software and rights related thereto to the extent such computer data can be assigned by Seller without incurring additional cost or expense, as set forth in Schedule 1.2.11.3; and

                           1.2.11.4 the trade secrets of or pertaining to the
Business, customer lists and customer requirements, specifications, plans, designs, research data, proprietary know-how, processes, drawings, blueprints, flow sheets, equipment and parts lists and descriptions and related instructions and manuals used in the Business, and the licenses, agreements and other contracts and commitments relating to any of the foregoing, including the rights of Seller under the CIRQON Agreement (as defined in Section 2.5.7).

                  1.2.12 Accounts Receivable. All accounts receivable and all other trade amounts which third parties owe to Seller in connection with the Business, whether arising from the sale of products or services provided or otherwise. Intercompany receivables are not included in the assets being purchased hereunder.

                  1.2.13 Prepaid Items and Utility Deposits. All of Seller's right, title and interest in and to expenses and charges prepaid by Seller, including, without limitation, advances, deposits (for utilities or otherwise) and prepaid rent to the extent that Seller may have signed and transferred same (the "Prepaid Items").

                  1.2.14 Name. Except as provided in Section 1.4.2, the names "Zecal", "Z-Strate" and "Z Cooled Power" and any variations thereof.

         1.3 Consents to Assignments. Other provisions hereof notwithstanding, this Agreement will not be deemed an assignment or transfer, or an attempted assignment or transfer, of any right or privilege if such assignment or transfer would constitute a breach or violation of any contract, lease, permit or license under state, federal or local law. To the extent that any consent, approval or waiver is required for Seller's transfer of any right or interest to Buyer in respect of any Assets, Seller will use its best efforts to obtain such consent, approval and/or waiver and Buyer agrees to cooperate with Seller and provide information and/or documentation as may be reasonably necessary to obtain such consent, approval and/or waiver.

         1.4 Excluded Assets. Other provisions hereof notwithstanding, Seller will not sell to Buyer and Seller will retain as its own property each and all

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of the following assets, properties and rights related to the Business, which hereby are excluded from the Assets:

                  1.4.1 Cash and Cash Equivalents. All cash, cash equivalents and employee travel advances, bank deposits and certificates of deposit, but not including cash and cash deposits resulting from the continued operation of the Business after January 31, 1998, which shall be subject to the accounting set forth in Section 2.2.3..

                  1.4.2 Goodwill, Name and Trademark. The names and expressions "Varity", "LucasVarity" and any variations thereof, whether used as a trade name, trademark or otherwise, along with any other trade names or assumed names of the Seller, except those set forth under Section 1.2.14, provided that for a period of up to thirty (30) days after the Closing Date, the Buyer may continue to use all existing sales and marketing brochures and other promotional materials including the trade show booth, notwithstanding the fact that they contain the LucasVarity trade names, as long as the Buyer prominently identifies on any such material or document by way of a stamp or other imprint, the fact that it is no longer affiliated with the Seller, LucasVarity, or their affiliates. Thereafter, all such materials and documents shall be destroyed. In no event, however, shall Buyer continue to use any invoices, order forms or letterhead containing the LucasVarity trade names after the Closing Date.

                  1.4.3 Corporate and Business Records. All corporate documents and records, including, without limitation, minute books, stock records, certificates, all tax records and any records relating to any asset retained by Seller and any liability or obligation of Seller, which Buyer is not required to assume hereunder (the "Books and Records").

                  1.4.4 Benefit Plans. Any and all pension and other employee benefit plans, including without limitation, all plan documents, trust agreements and insurance policies relating thereto, and all papers, documents and records relating thereto, and all assets thereof.

2        Consideration for Assets.

         2.1 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration for the Assets, Buyer will (a) pay to Seller the sum of One Million Six Hundred Thousand ($1,600,000.00) Dollars in United States currency as adjusted under Section 2.3 (the "Purchase Price"), and (b) assume the Assumed Liabilities (as hereafter defined).

         2.2 Payment of Purchase Price. The Purchase Price shall be paid as follows:

                  2.2.1. Payment at Closing. The sum of Five Hundred Thousand ($500,000.00) Dollars ("Initial Cash Payment"), subject to any credits under

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Section 2.2.3, shall be paid by Buyer to Seller by wire transfer of immediately available funds to the account of Seller at:

                           Marine Midland Bank
                           One Marine Midland Center
                           Buffalo, New York USA

                           Marine ABA/Routing # 0210-0108-8
                           Swift:                      MRMD US 33

                           Credit to:                  LucasVarity, Inc.
                                                       Operating Account

                           Account No.                 773-87129-2

                  2.2.2 Promissory Note. The sum of One Million One Hundred Thousand ($1,100,000.00) Dollars shall be paid on or before April 15, 2002 with compound interest at the rate of eight percent (8%) per annum in accordance with the terms of a Promissory Note in the form attached hereto as Exhibit 2.2.2(a), which Promissory Note is guaranteed by Heartland Technology, Inc. pursuant to a Guaranty in the form of Exhibit 2.2.2(b).

                  2.2.3 Initial Cash Payment Credit. Within fifteen (15) days from the Closing Date, Seller shall provide to Buyer an accounting of all deposits for due diligence operations, all cash collected from sales, and all receivables and payments made to Seller by Buyer prior to the Closing Date and all cash disbursements and accruals incurred by Seller and/or LucasVarity for the continued operation of the Business from January 31, 1998 through the Closing Date. For the purposes of this Section 2.2.3, all proper LucasVarity invoices will be treated as cash disbursements as of the date of receipt. In the event that such accounting indicates that the funds provided to Seller by Buyer prior to the Closing Date exceed the costs and expenses incurred by the Seller to run the Business between January 31, 1998 and the Closing Date, such excess amount shall be paid to Buyer by Seller, in cash, or alternatively, if such accounting is provided at Closing, any such excess amount shall be a credit on the Initial Cash Payment. In the event, however, that the Seller has not been provided sufficient funds to compensate the Seller for the expenses incurred in running the Business from January 31, 1998 through the Closing Date, then the Buyer shall immediately pay any such shortfall to the Seller. Buyer shall have a period of ten (10) days after receipt of such accounting to raise any objections thereto. In the event any such objection cannot be amicably resolved, Buyer, at its expense, may engage an independent national accounting firm to audit such accounting. If Seller does not agree with the findings of that accounting firm, the matter shall be arbitrated under the terms of Section 10.12.

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         2.3 Purchase Price Adjustment. The parties have agreed that the "Net
Working Capital," as of January 31, 1998, was Three Hundred Fifty-Six Thousand One Hundred Thirty-Three ($356,133.00) Dollars (in accordance with the calculations set forth on Schedule 2.3). The parties further agree that Buyer may examine and conduct an audit limited to the gross receivables, third-party payables, prepaid items and accruals as of January 31, 1998. Except for any adjustment to the Net Working Capital as of January 31, 1998 resulting from a variation in the amount of the gross receivables, third-party payables, prepaid items or accruals, uncovered by the audit conducted by the Buyer, there shall be no further adjustment to the Purchase Price for any other elements in the computation of Net Working Capital (including but not limited to any adjustment for obsolete inventory) set forth on Schedule 2.3. To the extent that the value of "Net Working Capital" is greater than or less than Three Hundred Fifty-Six Thousand One Hundred Thirty-Three ($356,133.00) Dollars, the Purchase Price shall be increased or decreased by a corresponding amount and such amount shall be added to or deducted from the principal amount owing under the Promissory
Note identified under Exhibit 2.2.2(a). The audit by Buyer shall be prepared in accordance and consistent with Generally Accepted Accounting Principles ("GAAP"). The Seller shall have a period of fifteen (15) days after receipt of that audit to object to such calculation. In the event any such objection cannot be amicably resolved, Seller and Buyer shall agree upon an independent national accounting firm to be hired for the purpose of resolving such dispute. The fees of such independent national accounting firm shall be shared equally by the Seller and Buyer.

         2.4 Purchase Price Allocation. Seller and Buyer agree that the Purchase Price shall be allocated among the Assets, tangible and intangible on the basis of an allocation (the "Allocation") determined by Seller. The Allocation shall, on delivery, become part of this Agreement for all purposes. Seller and Buyer agree to report, pursuant to Section 1060 of the Internal Revenue Code and the regulations promulgated thereunder, if and when required, the Allocation of the Purchase Price, as adjusted, among the Assets in a manner entirely consistent with such Allocation in the preparation and filing of all tax returns (including IRS Form 8594).

         2.5 Assumption of Liabilities. On the terms and subject to the conditions of this Agreement, Buyer shall assume as of the Closing Date, and shall thereafter pay, perform and discharge those liabilities and obligations specifically identified in this Section 2.5 (the "Assumed Liabilities"):

                  2.5.1 Assigned Contracts. All of Seller's obligations and liabilities arising after the Closing Date under the Assigned Contracts.

                  2.5.2 Leases. Seller's obligations and liabilities arising after the Closing Date under and related to the Real Property Leases and Personal Property Leases.

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                  2.5.3 Accounts Payable. All accounts payable which occur in the usual and ordinary course of the Business. Intercompany payables are not assumed liabilities unless they are listed in Schedule 2.5.5 or are related to the continued operation of the Business after January 31, 1998.

                  2.5.4 Purchase and Sale Contracts. All of Seller's obligations and liabilities under the Purchase, Sales and Other Contracts described in Sections 1.2.4, 1.2.5 and 1.2.6.

                  2.5.5 Accrued Expenses. All of Seller's obligations and liabilities for accrued but unpaid severance obligations to Gary Hartley and accrued but unpaid payroll, payroll taxes, vacation, severance and other business related miscellaneous accruals, all as listed on Schedule 2.5.5 (the "Accrued Expenses").

                  2.5.6 Employee Matters. All of the following employment obligations of the Seller:

                           2.5.6.1  Buyer shall offer employment to all
employees of Seller listed on Schedule 2.5.6.1 (the "Transferred Employees"). Buyer shall provide wages and benefits to such Transferred Employees equivalent to those wages and benefits provided by Seller to such employees immediately prior to the Closing Date. Buyer, in its sole discretion, shall determine the period of employment for each Transferred Employee; provided, however, that should Buyer not offer employment to a Transferred Employee, or terminate employment of a Transferred Employee prior to December 31, 1998, Buyer shall pay such Transferred Employee a severance payment equal to four weeks' pay and benefits. The parties acknowledge that as of the Closing Date the Transferred Employees shall cease to be employees of Seller and shall become Employees of Buyer. The Buyer shall not solicit, hire or discuss possible employment with, any of Seller's other employees without obtaining the prior written consent of Seller, which will not be unreasonably withheld. Except as otherwise provided in
Section 2.5.6.2, Buyer shall be responsible for all claims, causes of action, judgments, damages, penalties and liabilities related to actions of the Transferred Employees after the Closing Date.

                           2.5.6.2 Seller's obligations and liabilities under
the employment contracts and severance agreements set forth in Schedule 1.2.7, subject to the rights of reassignment as follows: (i) at any time after 90 days from the Closing Date, the remaining portion of Herb Dwyer's employment contract may be reassigned to the Seller, upon 30 days prior written notice; (ii) at any time after one year from the Closing Date, the remaining portion of Kalman Zsamboky's original employment contract (as executed on January 9, 1995) may be reassigned to the Seller, upon 30 days prior written notice. The Buyer shall have the right to modify the terms of any employment contracts assumed hereunder

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in its sole discretion, however, no such modification shall be imposed upon
Seller if such employment contract is reassigned to Seller. Except as set forth above, in the event that either or both of the employment contracts are reassigned to Seller, Seller shall be obligated under the terms of such contract(s) from the date of reassignment.

                           2.5.6.3 Buyer shall have no obligation to assume the
severance agreement between Jack Walnes and LucasVarity.

                  2.5.7 CIRQON Agreement.All of Seller's obligations and liabilities under the Settlement Agreement and Covenant Not to Sue ("CIRQON Agreement") regarding CIRQON set forth in Schedule 2.5.7 attached hereto. All information and data regarding the CIRQON litigation shall be stored by Seller at an offsite storage facility and Buyer shall have reasonable access to that material on an as needed basis. Seller shall hold Buyer harmless from any violations by Seller of the CIRQON Agreement by Seller prior to Closing.

                  2.5.8 NYSERDA Agreement. All of Seller's obligations and liabilities under the NYSERDA Agreement dated January 3, 1994, as amended, which agreement, as amended, is set forth in Schedule 2.5.8 attached hereto.

         2.6 Retained Liabilities. Buyer shall not assume or be liable for any liabilities or obligations of the Seller, whenever arising and whether primary or secondary, direct or indirect, absolute or contingent, contractual, tortuous or otherwise, other than those specifically identified or described in this Agreement (all such liabilities and obligations of Seller other than those specifically assumed by Buyer identified or described in this Agreement are hereinafter collectively referred to as the "Retained Liabilities").

                  2.6.1 Benefit Plans. Without limiting the generality of the foregoing, Buyer shall not assume or be liable for any obligation or liability now or hereafter arising under, or in connection with, or in respect of the "Benefit Plans" or any other plan, fund or program which Seller has at any time directly or indirectly maintained, or to which Seller has at any time contributed, which would constitute an "employee pension benefit plan" (as such term is defined in ERISA Section 3[2]).

3        Closing and Closing Date.

         3.1 Closing and Closing Date. Subject to the satisfaction of the terms and conditions of this Agreement, the transactions herein contemplated and required by this Agreement will be completed and closed by Seller and Buyer at a meeting ("Closing") at the offices of Seller's counsel on April 29, 1998, or at such other date, time or place as may be agreed upon by the Buyer and Seller (the "Closing Date").

         3.2 Buyer's Obligation. On the Closing Date, in addition to any other documents specifically required to be delivered or acts required to be performed by Buyer pursuant to this Agreement, Buyer will deliver to Seller, at Buyer's expense, in proper form for recording (if recording thereof is required):

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                  3.2.1  By wire transfer the portion of the Purchase Price to
Seller's bank account set forth in Section 2.2.1;

                  3.2.2  the fully executed Promissory Note in the form of
Exhibit 2.2.2(a).

                  3.2.3 an agreement of assumption (the "Assumption Agreement") in the form appended as Exhibit 3.2.3 under the terms of which Buyer assumes Seller's liabilities and obligations pursuant to Section 2.6.

                  3.2.4 a certificate of good standing under the laws of the State of Delaware;

                  3.2.5 an opinion of Buyer's counsel, Colombo & Colombo, pursuant to Section 7.1;

                  3.2.6  a Guaranty of Heartland Technology, Inc. in the form of
Exhibit  2.2.2(b);

                  3.2.7 a release of the Seller's obligations under its agreements with NYSERDA;

                  3.2.8 all other documents and agreements required to be delivered by Buyer as a condition to Closing.

         3.3 Seller's Obligations. On the Closing Date, in addition to any other documents specifically required to be delivered or acts required to be performed by Seller pursuant to this Agreement, Seller will deliver to Buyer, at Seller's expense, in proper form for recording (if recording thereof is required):

                  3.3.1 a fully executed Bill of Sale for the Equipment and Inventory in the form appended as Exhibit 3.3.1;

                  3.3.2 a fully executed Assignment in the form appended as
Exhibit 3.3.2 conveying and assigning to Buyer all of Seller's right, title and interest in and to the Assigned Contracts, Real Property Leases, Personal Property Leases, Accounts Receivable, Employment Contracts, Permits and Prepaid Items;

                  3.3.3 executed Assignment(s) of Patents in the form appended as Exhibit 3.3.3

                  3.3.4 executed Assignment(s) of the Intellectual Property Rights in the form appended as Exhibit 3.3.4

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                  3.3.5 a certificate of good standing under the laws of the
 State of New York;

                  3.3.6 an opinion of Seller's counsel, Butzel Long pursuant to
 Section 6.1;

                  3.3.7 evidence satisfactory to the Buyer of the third party consents contemplated by Section 1.3;

                  3.3.8 all other documents and agreements required to be delivered by Seller as a condition to Closing.

         3.4      Additional Obligations.  The Parties agree to the following:

                  3.4.1 Property Taxes. All real and personal property taxes and assessments paid or payable by Seller in connection with the Assets shall be prorated between Buyer and Seller so that Seller shall be liable for and pay for taxes and assessments assessed for the period ending on and including the Closing Date, and Buyer shall be liable for and pay for any such taxes and assessments assessed for the period after the Closing Date, and each party shall reimburse the other party promptly upon demand for any amount due the other party pursuant to this Section 3.4.1. Nothing contained herein shall prohibit Buyer from timely appealing any tax assessment or challenging the valuation of the Equipment, provided any tax reduction shall be similarly prorated between Buyer and Seller.

                  3.4.2 Expenses. Except as otherwise provided herein, each of the parties hereto shall bear such party's own expenses in connection with this Agreement and the transactions contemplated hereby.

                  3.4.3 Access. For a period of three (3) years after the Closing, Buyer will afford to Seller and its accountants and attorneys reasonable access to the books and records which Seller delivers to Buyer hereunder, and will permit Seller to make extracts and copies therefrom for any proper purpose. For a period of three (3) years after the Closing, Seller will afford to Buyer and its accountants and attorneys reasonable access to the books and records which Buyer retains pursuant to Section 1.4.3 and will permit Buyer to make extracts and copies therefrom for any proper purpose.

                  3.4.4 Trade Name. After the Closing, Buyer will not use any of Seller's trade names, including "Varity," "LucasVarity" and any variations thereof, nor, except as specifically provided in Section 1.2.11, any of Seller's trademarks and will remove from any land and buildings acquired hereunder any signs bearing any such names and shall remove such names and trademarks from all products, packaging material and business forms and will not use or apply such names or trademarks to any product, packaging, business forms or otherwise.

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4        Representations and Warranties of Seller.

         4.1 Representations and Warranties. Seller hereby makes the following representations and warranties to Buyer as of the date hereof:

                  4.1.1 Corporate Organization. Seller is a corporation duly organized and validly existing and in good standing under the laws of the State of New York.

                  4.1.2 Authority. Seller has full power and authority (corporate and other) to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the execution, delivery and performance of this Agreement has been duly authorized and approved by all necessary corporate action, and this Agreement constitutes a valid and binding agreement of Seller.

                  4.1.3 No Conflict. Seller's execution and delivery of this Agreement and performance of its obligations hereunder (i) are not in violation or breach of, and will not conflict with or constitute a default under, any of the terms of the certificate of incorporation or by-laws or other governing documents of Seller or any note, debt instrument, security agreement, lease, deed of trust or mortgage, or any other contract, agreement or commitment binding upon Seller or affecting any of the Assets, and (ii) will not conflict with or violate any applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court having jurisdiction over Seller, or any of the Assets.

                  4.1.4 Title to the Assets. Seller has and will transfer to the Buyer good and marketable title to the Assets, free and clear of all mortgages, easements, leases, agreements, restrictions, security interests, pledges, liens or encumbrances of any kind, or any conditional sale agreement or other title retention agreement, except for liens for taxes and assessments not yet payable.

                  4.1.5 Condition of Personal Property. All Equipment which was installed and operational as of January 31, 1998 was, as of that date, to the best of Seller's knowledge, in good operating condition, normal wear and tear excepted.

                  4.1.6 Assigned Contracts. To the best of Seller's knowledge, each of the Assigned Contracts is in full force and effect and neither Seller nor any other party is in default under any of the Assigned Contracts. Seller has not assigned any of its rights under any of the Assigned Contracts to any person or entity.

                  4.1.7 Leases. Schedule 1.2.9 sets forth a complete list of the Personal Property Leases and Schedule 1.2.1 lists the Real Property Leases being assigned under the terms of this Agreement. To the best of Seller's knowledge, each of the Personal Property Leases and the Real Property Leases are in full

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force and effect and neither Seller nor any other party is in default under any of the Personal Property Leases and the Real Property Leases. Seller has not assigned any of its rights under any of the Personal Property Leases or the Real Property Leases to any person or entity.

                  4.1.8 Advisor Fees. W.Y. Campbell & Company has been retained by the Seller as its advisor in the sale of the Assets. The payment of any commission or any other fee due to W.Y. Campbell & Company upon consummation of the transaction contemplated by this Agreement shall be the sole responsibility of the Seller. Seller further represents and warrants that no other broker, advisor or finder has been involved with this transaction.

                  4.1.9 Projections. All projections and proforma financial and other information used in or to compile any projections or business plans provided by Seller are based on good faith estimates and assumptions by the management of Seller, it being recognized by Buyer that projections as to future events are not to be viewed as fact and that actual results during the periods covered by any such projections may differ from the projected results, and the differences may be material.

                  4.1.10 Accuracy of Statements. To the best knowledge of Seller, no representation or warranty made by Seller in this Agreement or any schedule or other agreement to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements not misleading. The representations and warranties of Seller shall be deemed to be made as of the Closing Date.

5        Representations and Warranties of Buyer.

         5.1 Representations and Warranties. Buyer hereby makes the following representations and warranties to Seller as of the date hereof:

                  5.1.1 Corporate Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  5.1.2 Authority. Buyer has full power and authority (corporate and other) to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the execution, delivery and performance of this Agreement has been duly authorized and approved by all necessary corporate action, and this Agreement constitutes a valid and binding Agreement of Buyer.

                  5.1.3 No Conflict. Buyer's execution and delivery of this Agreement and performance of its obligations hereunder (i) are not in violation or breach of, and will not conflict with or constitute a default under, any of the terms of the articles of incorporation or by-laws, or other governing

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

documents of Buyer or any note, debt instrument, security agreement, lease, deed of trust or mortgage, or any other contract, agreement or commitment binding upon Buyer or any of its assets or properties, and (ii) will not conflict with or violate any applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court having jurisdiction over Buyer, or any of its assets or properties.

                  5.1.4 Customer Orders. Except as set forth in Schedule 1.2.5, no customer orders have been received by Buyer for delivery to such customers after January 31, 1998, except in full compliance with the terms of Section 10b of the Letter Agreement dated January 9, 1998 between LucasVarity, Inc., Buyer, and Heartland Technology, Inc. (the "Letter Agreement"). In accordance with
Section 10b of the Letter Agreement, all responsibility and obligation for the production and delivery of customer orders taken by Buyer for delivery after January 31, 1998 shall be that of Buyer.

                  5.1.5 Brokers' Fees. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement.

                  5.1.6 Buyer's Capacity. Buyer has the financial and other capacity necessary to enable it to satisfy its obligations under this Agreement, the Promissory Note and any other documents and instruments to be executed and delivered pursuant hereto and to consummate the transactions contemplated hereby and at Closing will not be insolvent.

                  5.1.7 Accuracy of Statements. To the best knowledge of Buyer, no representation or warranty made by Buyer in this Agreement or any schedule or agreement to be furnished herewith contains or will contain any untrue statement of a material fact or admits or will admit to state a material fact necessary to make the statements not misleading. The representations and warranties of Buyer shall be deemed to be made as of the Closing Date.

                  5.1.8 Reliance. Buyer has conducted an independent inquiry of the Business. Buyer has relied on the results of such inquiry (for which Seller does not bear any responsibility) and the representations and warranties of Seller contained in Section 4 of this Agreement, including the Schedules relating thereto. The representations and warranties of Seller contained in
Section 4 constitute the sole and exclusive representations and warranties of Seller to Buyer in connection with this Agreement and the transactions contemplated hereby and Buyer acknowledges that all other representations and warranties are specifically disclaimed and may not be relied upon or serve as a basis for a claim against Seller.

6        Conditions Precedent to Buyer's Obligations.

         Buyer's obligations to be performed at the Closing shall be subject to the satisfaction as of or prior to the Closing of each of the following conditions (unless waived in writing by Buyer):

         6.1 Seller's Counsel Opinion. Buyer shall have received from Butzel Long, counsel for Seller, or any other counsel designated by Seller and reasonably satisfactory to Buyer, an opinion, dated the Closing Date, in form and substance reasonably satisfactory to Buyer's counsel, to the effect that:

                  6.1.1 Seller is a corporation organized and validly existing and in good standing under the laws of the State of New York.

                  6.1.2 Seller has the corporate power to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and all corporate action by Seller required to authorize and consummate the transactions contemplated hereby has been taken.

                  6.1.3 This Agreement has been duly authorized, executed and delivered by Seller, and (assuming due and valid authorization, execution and delivery thereof by Buyer) constitutes a valid and legally binding agreement of Seller, subject to enforcement, bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         6.2 Release of Liens. The Assets shall be delivered to the Buyer free and clear of all liens and encumbrances.

         6.3 Performance of Agreement. All covenants, conditions and other obligations under this Agreement which are to be performed or complied with by Seller on or prior to the Closing Date shall have been fully performed or complied with in all material respects on or prior to the Closing Date, including, without limitation, the delivery of the fully executed instruments and documents in accordance with Section 3.3.

         6.4 No Adverse Proceeding. There shall be no pending or threatened claim, action, litigation or proceeding against Seller, Buyer or the Assets for the purpose of enjoining or preventing the consummation of this Agreement or otherwise claiming that this Agreement or the consummation hereof is illegal.

7        Conditions Precedent to Seller's Obligations.

         Seller's obligations to be performed at the Closing shall be subject to the satisfaction as of or prior to the Closing of each of the following conditions (unless waived in writing by Seller):

         7.1 Buyer's Counsel Opinion. Seller shall have received from Colombo & Colombo, Counsel for Buyer, or any other counsel designated by Buyer and reasonably satisfactory to Seller, an opinion, dated the Closing Date, in form and substance reasonably satisfactory to Seller's counsel, to the effect that:

                  7.1.1 Buyer is a corporation organized, validly existing and in good standing under the laws of the State of Delaware.

                  7.1.2 Buyer has the corporate power to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and all corporate action by Buyer required to authorize and consummate the transactions contemplated hereby has been taken.

                  7.1.3 This Agreement has been duly authorized, executed and delivered by Buyer, and (assuming due and valid authorization, execution and delivery thereof by Seller) constitutes a valid and legally binding agreement of Buyer, subject to enforcement, bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         7.2 Performance of Agreement. All covenants, conditions and other obligations under this Agreement which are to be performed or complied with by Buyer on or prior to the Closing Date shall have been fully performed or complied with in all material respects on or prior to the Closing Date, including, without limitation, the delivery of the fully executed instruments and documents in accordance with Section 3.2.

         7.3 No Adverse Proceeding. There shall be no pending or threatened claim, action, litigation or proceeding against Seller, Buyer or the Assets for the purpose of enjoining or preventing the consummation of this Agreement or otherwise claiming that this Agreement or the consummation hereof is illegal.

8        Covenants.

         8.1 Confidentiality. Each of Seller and Buyer shall use all reasonable efforts to preserve the confidentiality of all proprietary or confidential information obtained with respect to the other party hereto or the Business; provided that this Section 8.1 shall not apply to any information to the extent that (i) the disclosure of such information to a third party is reasonably required in connection with the fulfillment of a party's obligations under this Agreement, and such third party shall enter into an agreement to keep such information confidential, (ii) such information shall become generally known to the public through no violation of Sections 8.1 or 8.5 of this Agreement, (iii) such information was known to the disclosing party prior to its receipt from the other party to this Agreement; provided, however, that Seller will not disclose such information after the Closing on such basis, (iv) the disclosure of such information is required by a court of competent jurisdiction or by law, or (v) any disclosures that Buyer may elect to make after the Closing about the Assets.

         8.2 Injunctive Relief. The Seller and Buyer acknowledge and agree that the remedy at law for any breach of any of their respective obligations under
Section 3.4.4 or Section 8.1 hereof would be inadequate, and agree and consent that temporary and permanent injunctive relief may be granted in a proceeding which may be brought to enforce any provision of Section 3.4.4 or Section 8.1 without the necessity of proof of actual damage.

         8.3 Third Party Consents. Prior to the Closing, each of Seller and Buyer shall use all reasonable efforts to obtain the agreements, authorizations, consents, orders and approvals of federal, state and local regulatory bodies and officials, courts and other third parties that may be or become necessary for the performance of their respective obligations pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement and shall cooperate fully with each other in seeking promptly to obtain such agreements, authorizations, consents, orders and approvals as may be necessary for the performance of their respective obligations pursuant to this Agreement. Neither Seller nor Buyer shall not take any action that is likely to have the effect of delaying, impairing or impeding the receipt of any required agreements or approvals and shall use all reasonable efforts to secure such agreements or approvals as promptly as possible.

         8.4 Further Action. Buyer and Seller shall execute such other documents and take such further action, at or after the Closing, as may be reasonably required or desirable to carry out the provisions of this Agreement and the transactions contemplated by this Agreement. Upon the terms and subject to the conditions of this Agreement, Buyer and Seller shall take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to satisfy the conditions to this Agreement and to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

         8.5 Announcements. Except as and to the extent required by applicable law or as specifically authorized under the Letter Agreement, neither Buyer nor Seller shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any third party, including, without limitation, news media, without prior written consent of the other party which consent shall not be unreasonably withheld, and Buyer and Seller shall cooperate as to the timing and contents of any such announcement.

         8.6 Product Returns and Adjustments. Seller shall retain all obligations under written or implied warranties to repair or replace defective products which were manufactured by Seller prior to January 31, 1998, and Seller shall indemnify and hold harmless Buyer with respect thereto under the indemnification procedures set forth in Section 9. Buyer shall have all obligations under written or implied warranties to repair or replace defective products which are manufactured after January 31, 1998, and Buyer shall indemnify and hold harmless Seller with respect thereto under the indemnification procedures set forth in Section 9. Seller agrees that any products manufactured by Seller prior to January 31, 1998, which are returned or require repairs under any warranties, will be returned to Buyer for such repairs. Seller will reimburse Buyer for the cost incurred in making those repairs (no profit shall be included in such cost).

         8.7 Products Liability. Seller shall retain all liability including personal injury and property damage (whether based on "strict liability" laws or otherwise), arising out of or in connection with any products manufactured by Seller prior to January 31, 1998, and Seller shall indemnify and hold harmless Buyer with respect thereto under the indemnification procedures set forth in
Section 9. Buyer shall have all liability including personal injury and property damage (whether based on "strict liability" laws or otherwise), arising out of or in connection with any products manufactured after January 31, 1998, and Buyer shall indemnify and hold harmless Seller with respect thereto under the indemnification procedures set forth in Section 9.

         8.8 Non-Solicitation. Seller agrees, for a period of one year following the Closing Date, not to solicit any third-party customers of Seller who purchased prototype or production parts from Seller during calendar 1997. Seller shall be restricted from soliciting the business of such third party customers only for the sale of products of Seller that are in direct competition with the products produced utilizing Z-Strate technology for existing Z-Strate applications as of January 31, 1998.

9        Damages and Indemnification.

         9.1 Indemnity by Seller. Seller shall defend, indemnify, and hold harmless Buyer and Buyer's affiliates, and their respective directors, officers, employees, shareholders, representatives, and agents, against and with respect to any and all losses, costs, damages, assessments, administrative fines or penalties, liability, obligations, claims or expenses (including reasonable professional fees and similar expenses) (collectively, the "Losses") from, resulting by reason of or arising in connection with: (a) any and all liabilities of Seller of any nature, whether accrued, absolute, contingent, or otherwise, other than the Assumed Liabilities or any other liabilities assumed under the terms of this Agreement; or (b) any inaccuracy in or breach of any of the representations, covenants, warranties or agreements made or to be performed by Seller pursuant to this Agreement or under any of the other certificates, agreements or other documents delivered by Seller in connection herewith or any breach thereof arising from a claim asserted by a third party.

         9.2 Indemnity by Buyer. Buyer shall defend, indemnify, and hold harmless Seller and Seller's affiliates, and their respective directors, officers, employees, shareholders, representatives, and agents, against and with respect to any and all losses, costs, damages, assessments, administrative fines or penalties, liability, obligations, claims or expenses (including reasonable professional fees and similar expenses) (collectively, the "Losses") from, resulting by reason of or arising in connection with: (a) any inaccuracy in or breach of any of the representations, covenants, warranties or agreements made or to be performed by Buyer pursuant to this Agreement or under any of the other certificates, agreements or other documents delivered by Buyer in connection herewith or any breach thereof arising from a claim asserted by a third party, or (b) any claim or demand made or liability asserted against Seller due to Buyer's failure or alleged failure to pay, perform or discharge any Assumed Liability or any other obligations of Buyer under this Agreement.

         9.3 Environmental Matters Indemnification. This Section 9.3 shall constitute the entire agreement of the parties with respect to environmental matters and shall control in the event of conflict with any other term, provision or agreement, whether written or oral.

                  9.3.1 Environmental Law. As used herein, the term "Environmental Law" shall mean any federal, state or local law, statute, ordinance, rule or regulation which governs the protection of human health or the environment, remediation of the environment or solid or hazardous waste handling or disposal practices, including but not limited to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") 42 USC 6901 et seq; and Resource Conservation and Recovery Act ("RCRA") 42 USC 9601 et seq.

                  9.3.2 Pre-existing Contamination. As used herein, the term "Pre-existing Contamination" shall mean any contamination of the soil, subsurface soil or surface water or subsurface water which existed or occurred prior to the Closing Date, or any condition, whether or not on or off site which is related to, migrated from or is associated with any contamination caused by Seller.

                  9.3.3 Liability. It is the intention of both Buyer and Seller that Seller shall retain any and all liability imposed by any Environmental Law for Pre-existing Contamination and further that Buyer and Seller agree that any release or similar action caused by Buyer or its agents which results in or exacerbates any contamination is the responsibility of Buyer. It shall be the burden of Buyer to establish the existence of any Pre-existing Contamination. Moreover, any liability imposed by an Environmental Law relating to any contamination other than Pre-existing Contamination shall be the sole responsibility of Buyer. The discovery by Buyer of any violation of an Environmental Law that occurred prior to the Closing Date, or environmental condition related to Pre-existing Contamination, shall require a comprehensive study to determine the extent of any Pre-existing Contamination. The scope of such investigation and the cost thereof shall be the sole obligation of Buyer.

Buyer agrees that all data obtained and reports developed as a result of any such investigation re confidential, and all data and reports shall be so labeled. Unless otherwise required by law, Buyer will not disclose any such data or reports to any third party, including, but not limited to. governmental agencies, individuals, corporations, or the public without the prior written consent of the Seller.

                  9.3.4 Remediation. The Seller shall indemnify and hold the Buyer harmless for any and all liabilities imposed on the Buyer for the clean-up or remediation of any Pre-existing Contamination.

         9.4 UCC Bulk Sales Indemnification. Buyer hereby waives Seller's compliance with the Uniform Commercial Code provisions of New York law regarding bulk transfers. Other provisions hereof notwithstanding, Seller will indemnify and hold Buyer harmless from all Losses attributable to Seller's failure to comply with any provision of such laws in respect of the Assets sold to Buyer hereunder.

         9.5 Indemnification Notice. The party seeking indemnification under this Section 9 agrees to give prompt notice to the party against whom indemnity may be sought (the "Indemnifying Party") of the assertion of any claim or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under this section; provided, however, that in the event such notice is not given or is delayed and the Indemnifying Party is not prejudiced thereby, the Indemnified Party's rights hereunder shall not be affected. The Indemnified Party shall have the right, at the Indemnifying Party's expense (limited only to the extent that any and all costs incurred by the Indemnified Party, including attorneys' fees, shall be reasonable), to control the defense and the Indemnified Party shall not settle the matter without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The Indemnifying Party shall have the right to participate in such defense by notice to the Indemnified Party. If upon the Indemnified Party's consent, the Indemnifying Party assumes such defense, the Indemnifying Party shall not settle the matter without the consent of the Indemnified Party, which consent shall not be unreasonably withheld.

         9.6 Limitation on Indemnification. Except as provided in Section 9.3.3, the Indemnifying Party shall not have any obligation to the Indemnified Party under Sections 9.1 and 9.2, unless the aggregate cumulative total of all Losses incurred by the Indemnified Party exceeds Fifty Thousand ($50,000) Dollars, whereupon the Indemnified Party shall be entitled to indemnification for such Losses, but only to the extent that the aggregate cumulative total of such Losses exceeds Fifty Thousand ($50,000) Dollars. Notwithstanding any other provision of this Agreement, the total maximum aggregate indemnification for all Losses incurred by Buyer pursuant to Section 9.1 shall not exceed the Purchase Price.

10       Miscellaneous.

         10.1 Assignment. This Agreement shall not be assignable by either party, except upon written consent.

         10.2 Notices. All notices, consents, approvals or other notifications required or permitted to be sent by one party to the other party hereunder shall be in writing and shall be deemed served upon the other party if delivered by hand, by recognized overnight courier service, or sent by registered or certified mail, postage prepaid, addressed to such other party at the address set forth below, or-the last address of such party as shall have been communicated to the other party:

         If to Seller:                      Zecal, Inc.
                                            456 N. Sanford Road
                                            Churchville, New York

         with a copy to:
                                            Michael F. Golab, Esq.
                                            Butzel Long
                                            32200 Telegraph Road, Ste. 200
                                            Birmingham, Michigan  48025-2457

         If to Buyer:                       Zecal Corp.
                                            48700 Structural Drive
                                            Chesterfield, Michigan 48051

         with a copy to:                    David J. Wellman, Esq.
                                            Colombo & Colombo
                                            36800 Woodward Avenue, Ste. 300
                                            Bloomfield Hills, Michigan 48303

         10.3 Survival of Representations and Warranties. The representations and warranties contained herein or in any schedule or other document attached hereto shall be deemed representations and warranties of the party by whom or on whose behalf the same are delivered and all representations and warranties made by such party to this Agreement shall survive the Closing for a period not to exceed six (6) months, except that the representations and warranties set forth in Sections 4.1.1., 4.1.2, 4.1.3, 4.1.8, 5.1.1, 5.1.2, 5.1.3, 5.1.5 and 5.1.8
shall survive the Closing for a period not to exceed one (1) year.

         10.4 Severability. If, for any reason, any provision of this Agreement shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any of the other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         10.5 Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Michigan, except where the laws of some other jurisdiction mandatorily apply.

         10.6 Entire Agreement. This Agreement together with the Schedules hereto, embodies the entire agreement and understanding between the parties hereto and supersede all prior agreements and understandings relating to the subject matter hereof.

         10.7 Waiver. Neither this Agreement nor any terms hereof may be changed, waived, modified, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of such change, waiver, modification, discharge or termination is sought. No waiver of any right or remedy in respect of any occurrence or event on one occasion shall be deemed a waiver of such right or remedy in respect of such occurrence or event on any other occasion unless specifically provided for in writing executed by the party to be so bound.

         10.8 Cooperation. Seller and Buyer shall fully cooperate with one another and shall provide to each other any assistance reasonably required to complete the transactions contemplated by this agreement.

         10.9 Headings. The headings in this Agreement are for purposes of reference only, and shall not limit or otherwise affect the meaning thereof.

         10.10 Execution. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         10.11 Interpretation and Agreement Preparation. The parties hereto agree that this Agreement is the product of negotiations between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in, and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction.

         10.12 Consents. Whenever the terms of this Agreement require the consent of a party be provided, unless this Agreement stipulates otherwise, such consent shall not be unreasonably withheld.

         10.13 Arbitration. Any dispute arising out of this Agreement or the transactions contemplated hereby shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association in the Detroit metropolitan area and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties acknowledge that time is of the essence in connection with resolving any dispute and that the parties will cooperate with each other to promptly arbitrate any such matters. The arbitrator shall award the prevailing party all costs, attorney fees, and other out-of-pocket expenses relating to the dispute incurred by such party.

         10.14 Counterparts. This Agreement may be executed in courterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         10.15 Successors and Assigns. Subject to Section 10.1 hereof, this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of each of the parties.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ZECAL, INC.                         ZECAL CORP.


By:   /s/  James Zigel             By: /s/  Leon F. Fiorentino
      ------------------------         --------------------------
      James Zigel                       Leon F. Fiorentino
      Its: Secretary                    Its:  Vice President, Finance